UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 12, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Vidara Therapeutics International Public Limited Company

File No. 333-197052 - CF#31298

Vidara Therapeutics International Public Limited Company submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-4 registration statement filed on June 26, 2014.

Based on representations by Vidara Therapeutics International Public Limited Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.3	through July 31, 2020
Exhibit 10.4	through May 5, 2018
Exhibit 10.6	through May 5, 2018
Exhibit 10.7	through May 5, 2018
Exhibit 10.10	through March 13, 2016
Exhibit 10.11	through June 27, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary